UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 7, 2022

Kensington Capital Acquisition Corp. IV

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41314	98-1591811
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1400 Old Country Road, Suite 301 Westbury, New York	11590
(Address of principal executive offices)	(Zip code)

(703) 674-6514

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, one Class 1 redeemable warrant and one Class 2 redeemable warrant	KCAC.U	The New York Stock Exchange
Class A ordinary shares, $0.0001 par value	KCAC	The New York Stock Exchange
Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	KCAC.WS	The New York Stock Exchange
Class 2 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	KCAC.WS	The New York Stock Exchange
New units, each consisting of one Class A ordinary share, $0.0001 par value and one Class 2 redeemable warrant	KCA.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously announced, on May 11, 2022, Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company incorporated with limited liability (“Kensington”), Kensington Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Kensington, and Amprius Technologies, Inc., a Delaware corporation (“Amprius”), entered in to a business combination agreement (the “Business Combination Agreement”) pursuant to which, among other things, Kensington and Amprius will enter into a business combination (together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Capitalized terms used but not defined herein have the meanings assigned to them in the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2022 for the solicitation of proxies in connection with the extraordinary general meeting of Kensington’s shareholders to vote on, among other things, the Business Combination.

Effective as of September 7, 2022, Kensington entered into separate subscription agreements (each, a “Subscription Agreement”) with a number of investors (each, a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and Kensington agreed to issue to the Subscribers, an aggregate of 1,337,500 PIPE Units at a price of $10.00 per PIPE Unit (such transaction, the “PIPE”). Each “PIPE Unit” consists of (i) one share of common stock of Kensington after its Domestication (“New Amprius Common Stock”), and (ii) one warrant (each, a “PIPE Warrant”) to purchase one share of New Amprius Common Stock. The terms of the PIPE Warrants will be governed by a warrant agreement to be entered into at the closing of the Business Combination (the “Closing”) between New Amprius and Continental Stock Transfer & Trust Company, as warrant agent (the “PIPE Warrant Agreement”). The PIPE Warrants will be substantially identical to the existing Kensington public warrants, except that the exercise price of each PIPE Warrant will be $12.50 per share (instead of $11.50 per share, which is the exercise price for the existing Kensington public warrants) and the average sales price of the New Amprius Common Stock will need to exceed $20.00 per share (instead of $18.00 per share for the existing Kensington public warrants) for Kensington to be able to redeem the PIPE Warrants. The PIPE Warrants will also not be listed on any securities exchange.

Certain officers and directors of Kensington and other members of the Sponsor and their respective affiliates have subscribed for an aggregate of 1,000,000 PIPE Units pursuant to the Subscription Agreements. Certain persons and entities that have previously invested in an affiliate of Amprius, including persons who serve on the board of Amprius and will serve on the New Amprius Board, or their respective affiliates have subscribed for an aggregate of 337,500 PIPE Units. The PIPE Units will not be subject to the lock-up restrictions contained in the Proposed Bylaws of New Amprius.

The closing of the sale of the PIPE Units pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Business Combination. The purpose of the PIPE is to raise additional capital for use by the combined company following the closing of the Business Combination. Amounts received pursuant to the PIPE Subscription Agreements are expected to be used to offset potential redemptions of Kensington Class A ordinary shares in connection with the Business Combination, and such amounts may be used by Kensington to satisfy the Minimum Cash Condition.

Pursuant to the Subscription Agreements, Kensington agreed, among other things, that, within 30 calendar days after the consummation of the Business Combination, Kensington will file with the SEC, at Kensington’s sole cost and expense, a registration statement registering the resale of the New Amprius Common Stock to be issued in the PIPE and issuable upon exercise of the PIPE Warrants (the “Resale Registration Statement”), and Kensington will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreements and the PIPE Warrants is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, the form of the PIPE Warrant Agreement and the form of the PIPE Warrant certificate, copies of which are filed as Exhibits 10.1, 4.1 and 4.2, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Kensington that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

2

Item 7.01.	Regulation FD Disclosure.

On September 7, 2022, Kensington and Amprius issued a joint press release announcing that they have determined the exchange ratio to be approximately 1.45590 (the “Exchange Ratio”) as of the anticipated date for Closing in accordance with the terms of the Business Combination Agreement.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. The information provided in this Item 7.01, including the exhibit incorporated herein by reference, shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 8.01.	Other Events.

On September 7, 2022, Kensington and Amprius announced that they have determined the Exchange Ratio.

Pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the Closing, (1) each outstanding share of Amprius’ common stock will be cancelled and automatically converted into the right to receive approximately 1.45590 shares of New Amprius Common Stock, par value $0.0001 per share, with each holder’s shares rounded down to the nearest whole number and (2) each outstanding option to purchase shares of Amprius’ common stock, whether vested or unvested, will be cancelled and automatically converted into an option to purchase a number of shares of New Amprius Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Amprius common stock subject to the option immediately prior to Closing, multiplied by (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such option immediately prior to Closing divided by (B) the Exchange Ratio.

The Exchange Ratio as of the anticipated date for Closing is lower than the assumed exchange ratio calculated in accordance with the Business Combination Agreement that was set out in the Proxy Statement/Prospectus.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, including Kensington’s or Amprius’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the timing and terms of the Business Combination, including the final Exchange Ratio, and the sale of the PIPE Units pursuant to the Subscription Agreements. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Amprius’ and Kensington’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amprius and Kensington. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the equity holders of Amprius or Kensington is not obtained; failure to realize the anticipated benefits of the Business Combination; risks related to the rollout of Amprius’ business and the timing

3

of expected business milestones; the effects of competition on Amprius’ business; supply shortages in the materials necessary for the production of Amprius’ products; the termination of government clean energy and electric vehicle incentives or the reduction in government spending on vehicles powered by battery technology; delays in construction and operation of production facilities; the amount of redemption requests made by Kensington’s public equity holders; and the ability of Kensington or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, including Kensington’s final prospectus for its initial public offering filed with the SEC on March 2, 2022 and the Registration Statement (as defined below) filed in connection with the Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Amprius or Kensington presently know or that Amprius and Kensington currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Amprius’ and Kensington’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Amprius and Kensington anticipate that subsequent events and developments will cause Amprius’ and Kensington’s assessments to change. However, while Amprius and Kensington may elect to update these forward-looking statements at some point in the future, Amprius and Kensington specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amprius’ or Kensington’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Amprius, Kensington, nor any of their respective affiliates have any obligation to update this Current Report on Form 8-K other than as required by law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This Current Report on Form 8-K relates to the proposed transaction involving Kensington and Amprius. A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-265740) (as amended, the “Registration Statement”), filed with the SEC by Kensington. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a preliminary proxy statement with respect to the shareholder meeting of Kensington to vote on the Business Combination. Kensington also plans to file other documents and relevant materials with the SEC regarding the Business Combination. The Registration Statement was declared effective by the SEC, and Kensington commenced mailing, on September 1, 2022, the Proxy Statement/Prospectus to the shareholders of Kensington as of the record date established for voting on the Business Combination. SECURITY HOLDERS OF AMPRIUS AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE BUSINESS COMBINATION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about Amprius and Kensington filed with the SEC through the website maintained by the SEC at http://www.sec.gov. The information contained on, or that may be accessed through the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

PARTICIPANTS IN THE SOLICITATION

Kensington and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kensington in connection with the Business Combination. Amprius and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Kensington’s executive officers and directors in the solicitation by reading Kensington’s final prospectus filed with the SEC on March 2, 2022, the Proxy Statement/Prospectus and other relevant materials filed with the SEC in connection with the Business Combination when they become available. Information concerning the interests of Kensington’s participants in the solicitation, which may, in some cases, be different from those of Kensington’s shareholders generally, is set forth in the Proxy Statement/Prospectus.

4

NO OFFER OR SOLICITATION

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or constitute a solicitation of any vote or approval in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Kensington, Amprius or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Exhibit

4.1	Form of PIPE Warrant Agreement.

4.2	Form of PIPE Warrant Certificate (included in Exhibit 4.1).

10.1	Form of Subscription Agreement.

99.1	Press Release, dated September 7, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: September 7, 2022

KENSINGTON CAPITAL ACQUISITION CORP. IV

By:	/s/ Daniel Huber
Name:	Daniel Huber
Title:	Chief Financial Officer

Exhibit 4.1

WARRANT AGREEMENT

between

AMPRIUS TECHNOLOGIES, INC.

and

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

THIS WARRANT AGREEMENT (this “Agreement”), dated as of [•], is by and between Amprius Technologies, Inc., a Delaware corporation f/k/a Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Warrant Agent”, also referred to herein as the “Transfer Agent”).

WHEREAS, on May 11, 2022, the Company entered into that certain Business Combination Agreement (the “Business Combination Agreement”) with Kensington Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Amprius Technologies Operating, Inc., a Delaware corporation f/k/a Amprius Technologies, Inc. (“Amprius”), pursuant to which (among other things), Merger Sub will merge (the “Merger”) with and into Amprius, with Amprius surviving the Merger as a wholly owned subsidiary of the Company; and

WHEREAS, on [•], 2022, the Company entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (the “Investors”) pursuant to which, in connection with the closing of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), such investors are concurrently herewith acquiring an aggregate of [•] shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (“Common Stock”), and the same number of the Company’s warrants (the “Warrants”). Each whole Warrant entitles the holder thereof to purchase one share of Common Stock for $12.50 per share, subject to adjustment as described herein, and will bear the legend set forth in Exhibit B hereto; and

WHEREAS, pursuant to the Subscription Agreements, the Company has agreed to file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 within 30 days of the closing of the Business Combination to register, under the Securities Act of 1933, as amended (the “Securities Act”), of the Shares and the shares of Common Stock underlying the Warrants; and

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants; and

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent (if a physical certificate is issued), as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2. Warrants.

2.1 Form of Warrant. Each Warrant shall initially be issued in registered form only. All of the Warrants shall initially be represented by one or more book-entry certificates (each, a “Book-Entry Warrant Certificate”).

2.2 Effect of Countersignature. If a physical certificate is issued, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant represented by such physical certificate shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3 Registration.

2.3.1 Warrant Register. The Warrant Agent shall maintain books (the “Warrant Register”), for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company. Once registered under the Securities Act ownership of beneficial interests in the Warrants may in accordance with applicable law be shown on, and the transfer of such ownership may in accordance with applicable law be effected through, records maintained by institutions that have accounts with The Depository Trust Company (the “Depositary”) (such institution, with respect to a Warrant in its account, a “Participant”).

If the Depositary subsequently ceases to make its book-entry settlement system available for the Warrants, the Company may instruct the Warrant Agent regarding making other arrangements for book-entry settlement. In its sole discretion, the Company may instruct the Warrant Agent to deliver to the Depositary (i) written instructions to deliver to the Warrant Agent for cancellation each book-entry Warrant and (ii) definitive certificates in physical form evidencing such Warrants (each, a “Definitive Warrant Certificate”) which shall be in the form annexed hereto as Exhibit A.

2

Physical certificates, if issued, shall be signed by, or bear the facsimile signature of, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Secretary or other principal officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on any physical certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.4 No Fractional Warrants. The Company shall not issue fractional Warrants.

3. Terms and Exercise of Warrants.

3.1 Warrant Price. Each Warrant shall, when countersigned by the Warrant Agent (if a physical certificate is issued), entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the price of $12.50 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement shall mean the price per share at which Common Stock may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days, provided, that the Company shall provide at least twenty (20) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be identical among all of the Warrants.

3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the date that is thirty (30) days after the date hereof and terminating at 5:00 p.m., New York City time on the earliest to occur of: (x) the date that is five (5) years after the date hereof, (y) [reserved], and (z) the Redemption Date (as defined below) as provided in Section 6.2 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as

3

defined below) in the event of a redemption (as set forth in Section 6 hereof), each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.

3.3 Exercise of Warrants.

3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Warrant Agent, or at the office of its successor as Warrant Agent, in the Borough of Manhattan, City and State of New York (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Book-Entry Warrant Certificate, the Warrants to be exercised on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, (ii) an election to purchase Common Stock pursuant to the exercise of a Warrant, properly completed and executed by the Registered Holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant Certificate, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) payment in full of the Warrant Price for each share of Common Stock as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Common Stock and the issuance of such Common Stock, as follows:

(a) in lawful money of the United States, in good certified check or good bank draft payable to the Warrant Agent or by wire transfer of immediately available funds;

(b) in the event of a redemption pursuant to Section 6.1 hereof in which the Company’s board of directors (the “Board”) has elected to require all holders of the Warrants to exercise such Warrants on a “cashless basis,” by surrendering the Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “Fair Market Value”, as defined in this subsection 3.3.1(b), over the Warrant Price by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(b) and Section 6.3, the “Fair Market Value” shall mean the average last reported sale price of a share of Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants, pursuant to Section 6 hereof;

(c) [reserved]; or

(d) as provided in Section 7.4 hereof.

4

3.3.2 Issuance of Common Stock on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if payment is pursuant to subsection 3.3.1(a)), the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of full shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new book-entry position or countersigned Warrant, as applicable, for the number of shares of Common Stock as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any Common Stock pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Common Stock underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4, or a valid exemption from registration is available. No Warrant shall be exercisable and the Company shall not be obligated to issue Common Stock upon exercise of a Warrant unless the Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the Registered Holder of the Warrants. The Company may require holders of Warrants to settle the Warrant on a “cashless basis” pursuant to Section 7.4. If, by reason of any exercise of warrants on a “cashless basis”, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share of Common Stock, the Company shall round down to the nearest whole number, the number of shares of Common Stock to be issued to such holder.

3.3.3 Valid Issuance. All Common Stock issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

3.3.4 Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for shares of Common Stock is issued shall for all purposes be deemed to have become the holder of record of such Common Stock on the date on which the Warrant, or book-entry position representing such Warrant, was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the share transfer books of the Company or book-entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such Common Stock at the close of business on the next succeeding date on which the share transfer books or book-entry system are open.

3.3.5 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) (the “Maximum Percentage”) of the Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such person and its affiliates shall include the number of shares of Common Stock issuable upon exercise of the Warrant with respect to which the

5

determination of such sentence is being made, but shall exclude shares of Common Stock that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding shares of Common Stock, the holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4. Adjustments.

4.1 Stock Dividends.

4.1.1 Split-Ups. If after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding Common Stock. A rights offering to holders of the Common Stock entitling holders to purchase Common Stock at a price less than the “Fair Market Value” (as defined below) shall be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Fair Market Value” means the volume weighted average price of the shares of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

6

4.1.2 Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the Common Stock on account of such Common Stock (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above, (b) Ordinary Cash Dividends (as defined below), (c) [reserved], (d) [reserved], or (e) [reserved] (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution to the extent it does not exceed $0.50 (which amount shall be adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of Common Stock issuable on exercise of each Warrant). Solely for purposes of illustration, if the Company, at a time while the Warrants are outstanding and unexpired, pays a cash dividend of $0.35 per share and previously paid an aggregate of $0.40 of cash dividends and cash distributions on the Common Stock during the 365-day period ending on the date of declaration of such $0.35 per share dividend, then the Warrant Price will be decreased, effectively immediately after the effective date of such $0.35 per share dividend, by $0.25 (the absolute value of the difference between $0.75 per share (the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period, including such $0.35 dividend) and $0.50 per share (the greater of (x) $0.50 per share and (y) the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period prior to such $0.35 dividend)).

4.2 Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

4.3 Adjustments in Exercise Price. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or Section 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter.

7

4.4 Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Common Stock (other than a change under subsections 4.1.1 or 4.1.2 or Section 4.2 hereof or that solely affects the par value of such Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance”); provided, however, that (i) if the holders of the Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Common Stock in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Common Stock under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) (x) [reserved] or (y) if on or after the Business Combination, securities representing more than 50% of the aggregate voting power (meaning the power to vote on the election of directors), for the avoidance of doubt the holder of a Warrant shall be entitled to receive as the Alternative Issuance upon a change in control, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided, further, however, that if less than 70% of the consideration receivable by the holders of the Common Stock in the applicable event is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the

8

consummation of such applicable event by the Company pursuant to a current report on Form 8-K filed with the Commission, the Warrant Price shall be reduced by an amount (in dollars) (but in no event less than zero) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (“Bloomberg”), in each case, as calculated by an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the Board, qualified to make such calculation. For purposes of calculating such amount, (1) Section 6 of this Agreement shall be taken into account, (2) the price of each share of Common Stock shall be the volume weighted average price of the Common Stock during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (3) the assumed volatility shall be the 90-day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, unless a different volatility is determined to be more appropriate by a third party valuation specialist and (4) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of the Common Stock consists exclusively of cash, the amount of such cash per share of Common Stock, and (ii) in all other cases, the volume weighted average price of a share of Common Stock during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in Common Stock covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

4.5 Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of shares of Common Stock issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3 or 4.4, the Company shall give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.6 No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares of Common Stock upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number of shares of Common Stock to be issued to such holder.

9

4.7 Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares of Common Stock as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.8 Other Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

5. Transfer and Exchange of Warrants.

5.1 Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, in the case of certificated Warrants, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.2 Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3 Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate or book entry position for a fraction of a Warrant.

5.4 Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

10

5.5 Warrant Execution and Countersignature. If a physical certificate is issued, the Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6. Redemption.

6.1 Redemption of Warrants for when the price per share of Common Stock equals or exceeds $20.00. Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.2 below, at the price of $0.01 per Warrant (the “Redemption Price”), provided that the last reported sales price of the Common Stock has been at least $20.00 per share (subject to adjustment in compliance with Section 4 hereof), on each of twenty (20) trading days within any thirty (30) trading-day period ending on the third Business Day prior to the date on which notice of the redemption is given and provided that either (i) there is an effective registration statement covering the shares of the Common Stock issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.2 below) or (ii) the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1 and such cashless exercise is exempt from registration under the Securities Act.

6.2 Date Fixed for, and Notice of, Redemption. In the event that the Company elects to redeem all of the Warrants pursuant to Section 6.1, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (the “30-day Redemption Period”) to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice.

6.3 Exercise After Notice of Redemption. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with subsection 3.3.1(b) of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date. In the event that the Company determines to require all holders of Warrants to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1, the notice of redemption shall contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Warrants, including the “Fair Market Value” (as such term is defined in subsection 3.3.1(b) hereof) in such case. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

11

7. Other Provisions Relating to Rights of Holders of Warrants.

7.1 No Rights as Stockholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

7.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3 Reservation of Common Stock. The Company shall at all times reserve and keep available a number of its authorized but unissued Common Stock that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4 Registration of Common Stock; Cashless Exercise at Company’s Option.

7.4.1 Registration of the Common Stock. The issuance of Common Stock upon exercise of the Warrants shall be registered in the same manner and on the same terms as the resale of the Common Stock pursuant to the terms of the Subscription Agreements. If a registration statement registering the Common Stock Issuable upon exercise of the Warrants has not been declared effective by the Effectiveness Date (as defined in the Subscription Agreements), holders of the Warrants shall have the right, during the period beginning on the first Business Day following the Effectiveness Date and ending upon such registration statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the Common Stock issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption) for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “Fair Market Value” (as defined below) over the Warrant Price by (y) the Fair Market Value. Solely for purposes of this subsection 7.4.1, “Fair Market Value” shall mean the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or its securities broker or intermediary. The date that notice of cashless exercise is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. In connection with the “cashless exercise” of a Warrant, the Company shall, upon request and after receiving all reasonably requested documentation and certificates, direct its outside counsel to provide the Warrant Agent with an opinion of such counsel stating that (i) the exercise of the Warrants on a cashless basis in accordance with this subsection 7.4.1 is not required to be registered under the Securities Act and (ii) the Common Stock issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor rule)) of the Company and, accordingly, shall not be required to bear a restrictive legend; provided, in each case, such counsel is able, in its sole discretion, to reach such legal conclusion.

12

7.4.2 Cashless Exercise at Company’s Option. If the shares of Common Stock are at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act (or any successor rule), the Company may, at its option, (i) require holders of Warrants who exercise Warrants to exercise such Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or such other applicable exemption as described in subsection 7.4.1 and (ii) in the event the Company so elects, the Company shall (x) not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Common Stock issuable upon exercise of the Warrants, notwithstanding anything in this Agreement or the Subscription Agreements to the contrary, and (y) use its best efforts to register or qualify for sale the Common Stock issuable upon exercise of the Warrants under the blue sky laws of the state of residence of the exercising Warrant holder to the extent an exemption is not available.

8. Concerning the Warrant Agent and Other Matters.

8.1 Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Common Stock upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such Common Stock.

8.2 Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of a Warrant (who shall, with such notice, submit his Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

13

8.2.2 Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent for the Common Stock not later than the effective date of any such appointment.

8.2.3 Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3 Fees and Expenses of Warrant Agent.

8.3.1 Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and shall, pursuant to its obligations under this Agreement, reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2 Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4 Liability of Warrant Agent.

8.4.1 Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer, Chief Financial Officer, Secretary or Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2 Indemnity. The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent’s gross negligence, willful misconduct or bad faith.

14

8.4.3 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof). The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Stock to be issued pursuant to this Agreement or any Warrant or as to whether any Common Stock shall, when issued, be valid and fully paid and non-assessable.

8.5 Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of Common Stock through the exercise of the Warrants.

9. Miscellaneous Provisions.

9.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Amprius Technologies, Inc.

1180 Page Ave.

Fremont, CA 94538

Attention: Dr. Kang Sun

With a copy in each case to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Michael J. Danaher

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

15

9.3 Applicable Law. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “NY Foreign Action”) in the name of any Warrant holder, such Warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “NY Enforcement Action”), and (y) having service of process made upon such warrant holder in any such NY Enforcement Action by service upon such Warrant holder’s counsel in the NY Foreign Action as agent for such Warrant holder.

9.4 Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

9.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

9.6 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

16

9.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.8 Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders. All other modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the vote or written consent of the Registered Holders of 50% of the then outstanding Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders.

9.9 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Exhibit A Form of Warrant Certificate

Exhibit B Warrant Legend

17

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

AMPRIUS TECHNOLOGIES, INC.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Signature Page to Warrant Agreement]

18

EXHIBIT A

Form of Warrant Certificate

[FACE]

Number

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO

THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR

IN THE WARRANT AGREEMENT DESCRIBED BELOW

AMPRIUS TECHNOLOGIES, INC.

A Delaware Corporation

CUSIP [•]

Warrant Certificate

This Warrant Certificate certifies that , or registered assigns, is the registered holder of warrant(s) evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase Common Stock, $0.0001 par value per share (“Common Stock”), of Amprius Technologies, Inc., a Delaware corporation f/k/a Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company (the “Company”). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable share of Common Stock as set forth below, at the exercise price (the “Exercise Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement.

Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each whole Warrant is initially exercisable for one fully paid and non-assessable share of Common Stock. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of a Warrant, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of the number of shares of Common Stock to be issued to the holder. The number of shares of Common Stock issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Exercise Price per share of Common Stock for any Warrant is equal to $12.50 per share. The Exercise Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement. The Warrants may be redeemed subject to certain conditions as set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

AMPRIUS TECHNOLOGIES, INC.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

Form of Warrant Certificate

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive shares of Common Stock and are issued or to be issued pursuant to a Warrant Agreement dated as of [•] (the “Warrant Agreement”), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the shares of Common Stock to be issued upon exercise is effective under the Securities Act, or a valid exemption from registration is available, and (ii) a prospectus thereunder relating to the shares of Common Stock is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that upon the occurrence of certain events the number of shares of Common Stock issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in a share of Common Stock, the Company shall, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive                shares of Common Stock and herewith tenders payment for such shares of Common Stock to the order of Amprius Technologies, Inc. (the “Company”) in the amount of $                 in accordance with the terms hereof. The undersigned requests that a certificate for such Common Stock be registered in the name of                , whose address is                and that such Common Stock be delivered to                 whose address is                . If said number of shares of Common Stock is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Common Stock be registered in the name of                 , whose address is                 and that such Warrant Certificate be delivered to                , whose address is                .

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.3 of the Warrant Agreement, the number of shares of Common Stock that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(b) and Section 6.3 of the Warrant Agreement.

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of shares of Common Stock that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of shares of Common Stock that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Common Stock. If said number of shares is less than all of the shares of Common Stock purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Common Stock be registered in the name of                 , whose address is                and that such Warrant Certificate be delivered to                 , whose address is                 .

[Signature Page Follows]

Date: , 20

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 (OR ANY SUCCESSOR RULE)).

EXHIBIT B

LEGEND

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

SHARES OF COMMON STOCK OF THE COMPANY ISSUED UPON EXERCISE OF SUCH SECURITIES SHALL BE ENTITLED TO REGISTRATION RIGHTS PURSUANT TO A SUBSCRIPTION AGREEMENT ENTERED INTO WITH THE COMPANY.”

B-1

Exhibit 10.1

[Final Form]

SUBSCRIPTION AGREEMENT

Kensington Capital Acquisition Corp. IV

1400 Old Country Road, Suite 301

Westbury, NY 11590

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is entered into this [•] day of [•], 2022, by and between Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company, which pursuant to and upon closing of the Transaction Agreement (as defined below), will be domesticated from the Cayman Islands to Delaware and be renamed “Amprius Technologies, Inc.” (such entity, the “Company”), and the undersigned (the “Subscriber”).

The Company entered into a Business Combination Agreement dated as of May 11, 2022 (as it may be amended, restated, waived or otherwise modified from time to time, the “Transaction Agreement”), by and among the Company, Kensington Capital Merger Sub Corp., a Delaware corporation (“Merger Sub”); and Amprius Technologies, Inc., a Delaware corporation (“Amprius”).

In connection with the proposed business combination (the “Transaction”) to be effectuated pursuant to the Transaction Agreement, the Company is seeking commitments to purchase, immediately following the Domestication, (i) shares of common stock, par value $0.0001 per share, of the Company (into which the Company’s Class A ordinary shares, par value $0.0001 per share, are being converted in connection with the Domestication) (any Class A ordinary shares or shares of common stock of the Company, “Shares”), and (ii) an equivalent number of redeemable warrants to purchase Shares at an exercise price of $12.50 (the “Warrants”), which will be governed by that certain warrant agreement by and between the Company and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, in substantially the form attached hereto as Exhibit A (the “Warrant Agreement”). One Share and one Warrant, collectively, are referred to herein as a “PIPE Security”. Each PIPE Security shall be sold for a purchase price of $10.00 (the “Per Security Price” and the aggregate of such Per Security Price for all PIPE Securities subscribed for by the undersigned being referred to herein as the “Subscription Price”). The Shares being acquired by the Subscriber under this Subscription Agreement, together with the Shares underlying the Warrants, are referred to herein as the “Subscriber Shares”.

On even date herewith, certain other “accredited investors” (each, an “Other Subscriber”) (as defined in Rule 501 under the Securities Act of 1933, as amended (the “Securities Act”)) have entered into separate subscription agreements with the Company (the “Other Subscription Agreements”), pursuant to which, among other things, such investors have, severally and not jointly, together with the undersigned pursuant to this Subscription Agreement, agreed to subscribe for and accept in a private placement an aggregate of [•] PIPE Securities, each PIPE Security (collectively, the “Offering”), together, being sold at the Per Security Price (each such investor, including each of the undersigned, a “Subscriber,” and together, the “Subscribers”).

In connection therewith, the undersigned and the Company agree as follows:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement, the undersigned hereby, severally and not jointly, irrevocably subscribes for and agrees to acquire from the Company such number of PIPE Securities as is set forth on its signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein (the “Subscriber Securities”). The undersigned understands and agrees that the Company reserves the right to accept or reject the undersigned’s subscription for the Subscriber Securities for any reason or for no reason, in whole or in part, at any time prior to its acceptance by the Company, and the same shall be deemed to be accepted by the Company only when this Subscription Agreement is signed by a duly authorized person by or on behalf of the Company; the Company may do so in counterpart form. In the event of rejection of a portion of the subscription by the Company, the undersigned’s payment hereunder will be promptly returned to the undersigned in proportion to the rejected portion of the subscription. In the event of rejection of the entire subscription by the Company or the termination of this subscription in accordance with the terms hereof, the undersigned’s payment hereunder will be returned promptly to the undersigned along with this Subscription Agreement, and this Subscription Agreement shall be null and void and have no force or effect.

2. Closing. The closing of the issuance of the Subscriber Securities contemplated hereby (the “Subscription Closing”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Subscription Closing shall occur on the date of, and immediately prior to, the consummation of the Transaction Closing (the “Transaction Closing Date”). Not less than five (5) business days prior to the scheduled Transaction Closing Date, the Company shall provide written notice to the undersigned (the “Closing Notice”) (i) of such scheduled Transaction Closing Date, (ii) that the Company reasonably expects all conditions to the Transaction Closing to be satisfied or waived, and (iii) wire instructions for delivery of the Subscription Price by the undersigned to the Escrow Agent (as defined below) or the Company, as applicable. The undersigned shall deliver to Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), at least two (2) business days prior to the Transaction Closing Date specified in the Closing Notice, the Subscription Price, which shall be held in a segregated escrow account for the benefit of the Subscribers (the “Escrow Account”) until the Subscription Closing pursuant to the terms of a customary escrow agreement, which shall be on terms and conditions reasonably satisfactory to the undersigned (the “Escrow Agreement”) to be entered into by the undersigned, the Company and the Escrow Agent, by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice; provided, however, that in the event the undersigned is not legally permitted to deliver the Subscription Price in accordance with this sentence or is otherwise expected by its primary regulator to deliver payment against delivery of the Subscriber Securities, the undersigned shall instruct its custodian bank to deliver to the Company, by 9:00 a.m. (New York time) on the Transaction Closing Date, the

Subscription Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice. The Company shall, (i) on the Transaction Closing Date, upon satisfaction (or, if applicable, waiver) of the conditions set forth in Section 3 hereof, issue to the undersigned the Subscriber Securities in book-entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws as set forth herein), in the name of the undersigned (or its nominee in accordance with its delivery instructions) or to a custodian designated by the undersigned, as applicable, and (ii) as promptly as practicable following the Subscription Closing, deliver to the Subscriber a copy of the records of the Company’s transfer agent (the “Transfer Agent”) showing the undersigned (or such nominee or custodian) as the owner of the Subscriber Securities on and as of the Transaction Closing Date; provided that, (x) if such book entry is made prior to the Company’s receipt of the Subscription Price from the undersigned and (y) such Subscription Price is not received by the Company on the Transaction Closing Date, then without limiting any rights of any party under this Subscription Agreement, the Company may, without any action of the undersigned, cause such book entries to be automatically cancelled, void and of no further force and effect. If the Transaction Closing does not occur within two (2) business days of the transaction closing date specified in the Closing Notice, the Escrow Agent (or the Company, as applicable) shall promptly (but not later than one (1) business day thereafter) return the Subscription Price to the undersigned by wire transfer of U.S. dollars in immediately available funds to the account specified by the undersigned. Furthermore, if the Transaction Closing does not occur on the same day as the Subscription Closing, the Escrow Agent (or the Company, if the Subscription Price has been released by the Escrow Agent or if the Subscription Price was paid directly to the Company) shall promptly (but not later than one (1) business day thereafter) return the Subscription Price to the undersigned by wire transfer of U.S. dollars in immediately available funds to the account specified by the undersigned, and any book-entries and, if applicable, certificated shares, shall be deemed cancelled (and, in the case of certificated shares, the undersigned shall promptly return such certificates to the Company, or as directed by the Company, to the Company’s representative or agent). Notwithstanding such return, (i) a failure to close on the anticipated transaction closing date shall not, by itself, be deemed to be a failure of any of the conditions to Subscription Closing set forth in Section 3 to be satisfied or waived on or prior to the Subscription Closing, and (ii) the undersigned shall remain obligated (A) to redeliver funds to the Company following the Company’s delivery of a new Closing Notice and (B) to consummate the Subscription Closing upon satisfaction of the conditions set forth in Section 3.

Notwithstanding anything to the contrary in Section 9 hereof, if this Subscription Agreement terminates following the delivery by the undersigned of the Subscription Price for the Subscriber Securities, the Escrow Agent (or the Company, if the Subscription Price was paid directly to the Company) shall promptly (but not later than one (1) business day thereafter) return the Subscription Price to the undersigned by wire transfer of U.S. dollars in immediately available funds to the account specified by the undersigned, without any deduction for or on account of any tax, withholding, charges, or set-off, whether or not the Transaction Closing shall have occurred. Notwithstanding anything to the contrary in Section 9 hereof, if this Subscription Agreement terminates following the Transaction Closing, the undersigned shall promptly upon the return to the undersigned by wire transfer of U.S. dollars in immediately available funds to the account specified by the undersigned, without any deduction for or on account of any tax, withholding, charges, or set-off of the Subscription Price by the Escrow Agent or the Company, as applicable, transfer and deliver (and execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to effectuate such transfer and delivery of) the Subscriber Securities to the Company.

For the purposes of this Subscription Agreement, “business day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

3. Closing Conditions.

a. The obligations of the Company to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

i.

all representations and warranties of the undersigned contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to “materiality” or “material adverse effect”, which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date), and consummation of the Subscription Closing shall constitute a reaffirmation by the undersigned of each of the representations, warranties and agreements of such party contained in this Subscription Agreement as of the Subscription Closing; and

ii.

the undersigned shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement to be performed or complied by the undersigned at or prior to the Subscription Closing.

b. The obligations of the undersigned to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

i.

all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to “materiality” or “ Company Material Adverse Effect”, which representations and warranties shall be true and correct in all respects) at and as of the Subscription Closing as though made on the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date), and consummation of the Subscription Closing shall constitute a reaffirmation by the Company to the undersigned of each of the representations, warranties and agreements of the Company contained in this Subscription Agreement as of the Subscription Closing;

ii.

the Company shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement to be performed or complied with by the Company at or prior to the Subscription Closing;

iii.

the terms of the Transaction Agreement (as the same exists as of the date hereof in the form attached as an exhibit to the Company’s Form 8-K filed on May 12, 2022) shall not have been amended in a manner that would reasonably be expected to materially and adversely affect the benefits the undersigned would reasonably expect to receive under this Subscription Agreement (which such prohibition, for the avoidance of doubt, shall not include the waiver of the Kcompany Cash Amount by Amprius as set forth in the Transaction Agreement or any extension of the “Outside Date” or, if applicable, the “Extended Outside Date,” each as defined in the Transaction Agreement);

iv.	the Company and the Warrant Agent (as defined herein) shall have executed and delivered the Warrant Agreement;

v.

there shall have been no amendment, waiver or modification to one or more of the Other Subscription Agreements that reasonably would be expected to materially benefit one or more of the Other Subscribers thereunder unless the undersigned has been offered the same benefits; and

vi.

the Shares (and the Shares underlying the Warrants) being acquired by the Subscriber hereunder shall have been approved for listing on the New York Stock Exchange (the “NYSE”), subject to official notice of issuance thereof.

c. The obligations of each of the Company and the undersigned to consummate the transactions contemplated hereunder are subject to the conditions that, at the Subscription Closing:

i.

no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition;

ii.

all conditions precedent to the Transaction Closing set forth in the Transaction Agreement, including all necessary approvals of the Company’s and Amprius’ stockholders, respectively, and regulatory approvals, if any, shall have been satisfied or waived as determined by the parties to the Transaction Agreement (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction, but subject to the satisfaction thereof at the Transaction Closing) and the Transaction Closing will be consummated substantially concurrently with the Subscription Closing; and

iii.	no suspension of the qualification of the Subscriber Securities for offering or sale or trading by the NYSE or the Securities and Exchange Commission (the “Commission”) shall be in effect.

4. Further Assurances. At the Subscription Closing, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Subscription Agreement.

5. Company Representations and Warranties. The Company represents and warrants to the undersigned that:

a. Prior to the Domestication, the Company is an exempted company incorporated under the laws of the Cayman Islands, duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concepts exist in such jurisdiction). The Company has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Transaction Closing Date, following the Domestication, the Company will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

b. As of the Subscription Closing, the Shares being acquired by the Subscriber will be duly authorized and, when issued and delivered to the undersigned against full payment therefor in accordance with the terms of this Subscription Agreement, such Shares will be validly issued, fully paid and non-assessable, free and clear of any liens, charges or encumbrances (other than restrictions under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents (as in effect at such time of issuance), by contract or under the Delaware General Corporation Law. The Warrants being acquired by the Subscriber, when issued and delivered in the manner set forth herein, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

c. Upon issuance in accordance with and payment pursuant to the terms of the Warrant Agreement, each of the Shares underlying the Warrants will be validly issued, fully paid and non-assessable, free and clear of any liens, charges or encumbrances (other than restrictions under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents (as in effect at such time of issuance), by contract to which the Company is a party or by which it is bound, or under the Delaware General Corporation Law.

d. This Subscription Agreement and the Transaction Agreement have been duly authorized, executed and delivered by the Company and are enforceable in accordance with their respective terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

e. The compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company are subject, which would have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Company Material Adverse Effect”) or materially affect the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Company Material Adverse Effect or materially affect the validity of the Subscriber Securities or the legal authority of the Company to comply in all material respects with this Subscription Agreement.

f. Assuming the accuracy of the representations and warranties of the Subscribers, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including NYSE) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscriber Securities), other than

(i) filings with the Commission, (ii) filings required by applicable state securities laws, (iii) filings required by NYSE or such applicable stock exchange on which the Company’s common equity is then listed, including with respect to obtaining stockholder approval, (iv) filings required to consummate the Transaction as provided under the definitive documents relating to the Transaction, and (v) where the failure of which to obtain would not be reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscriber Securities.

g. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

h. As of the date of this Subscription Agreement, the issued and outstanding Shares of the Company are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on NYSE under the symbol “KCAC”. As of the Transaction Closing, the Shares will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the NYSE or Nasdaq. Except as disclosed in the Company’s filings with the Commission, there is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by NYSE or the Commission, to prohibit or terminate the listing of the Company’s Shares on NYSE or to deregister the Shares under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the Shares under the Exchange Act.

i. A copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Company with the Commission since its initial registration of the Shares under the Exchange Act (the “SEC Documents”) is available to the undersigned via the Commission’s EDGAR system. None of the SEC Documents contained, when filed or, if amended (such amendment to be deemed to supersede the applicable prior filings), as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that with respect to the information about the Company’s affiliates contained in the Proxy Statement (as defined below in Section 11.o) or any other SEC Document, the representation and warranty in this sentence is made to the Company’s knowledge. The Company has timely filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of the Shares under the Exchange Act. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance (the “Staff”) of the Commission with respect to any of the SEC Documents (other than in connection with the Proxy Statement). Notwithstanding the foregoing, no representation or warranty is made as to any statement or information that relates to (i) the topics referenced in the Commission’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued by the Staff on April 12, 2021, (ii) the classification of the Shares as permanent or temporary equity, or (iii) any subsequent guidance, statements or interpretations issued by the Commission or the Staff, whether formally or informally, publicly or privately, including guidance, statements or interpretations relating to the foregoing or to other accounting matters, including matters relating to initial public offering securities or expenses (collectively, the “SEC Guidance”), and no correction, amendment or restatement of any of the Company’s SEC Documents due to the SEC Guidance shall be deemed to be a breach of any representation or warranty by the Company.

j. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

k. As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of 100,000,000 Shares, 10,000,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares” and together with the Shares, the “Common Stock”), and 1,000,000 preference shares, par value $0.0001 per share (“Preferred Shares”). As of the date of this Subscription Agreement: (i) 23,000,000 Shares, 9,857,142 Class B Shares, and no Preferred Shares are issued and outstanding; (ii) 23,000,000 Class 1 redeemable warrants, 23,000,000 Class 2 redeemable warrants, and 16,000,000 private placement warrants (collectively, the “Existing Company Warrants”), each exercisable to purchase one Share at $11.50 per share, are issued and outstanding; and (iii) no shares of Common Stock are subject to issuance upon exercise of outstanding options. No Existing Company Warrants are exercisable on or prior to the Subscription Closing. All (i) issued and outstanding Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive rights and (ii) outstanding Existing Company Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. As of the date of this Subscription Agreement, except as set forth above and pursuant to (i) the Other Subscription Agreements and (ii) the Transaction Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Company Equity Interests”) or securities convertible into or exchangeable or exercisable for Company Equity Interests. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscriber Securities pursuant to this Subscription Agreement, or (ii) any PIPE Securities to be issued pursuant to any Other Subscription Agreement. Other than Merger Sub, as of the date of this Subscription Agreement, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.

l. Other than the Other Subscription Agreements, the Company has not entered into any side letter or similar agreement with any Other Subscriber in connection with such Other Subscriber’s investment in the Company through the Offering, and such Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Per Share Price and terms that are no more favorable to any such Other Subscriber thereunder than the terms of this Subscription Agreement, except to the extent required to comply with an Other Subscriber’s policies and procedures or rules and regulations applicable to such Other Subscriber.

m. Neither the Company nor any person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D of the Securities Act) in connection with the offer or sale of any of the Subscriber Securities. Assuming the accuracy of the representations and warranties of the undersigned herein and the representations and warranties of the Other Subscribers in the Other Subscription Agreements, no registration under the Securities Act is required for the offer, issuance and sale of the Subscriber Securities by the Company to the undersigned or any PIPE Securities to any Other Subscriber pursuant to the Other Subscription Agreements. The Subscriber Securities offered hereby and the PIPE Securities offered pursuant to each Other Subscription Agreement (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

n. The Company is not, and immediately after receipt of payment for the Subscriber Securities will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

o. Neither the Company, nor any person acting on its behalf has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the undersigned would become liable. No person has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any PIPE Securities in the Offering.

p. The Company and, to the knowledge of the Company, the officers, directors, employees, and agents of the Company, in each case, acting on behalf of the Company, have been in compliance in all material respects with all applicable Anti-Corruption Laws (as herein defined), (ii) the Company has not been convicted of violating any Anti-Corruption Laws or, to the knowledge of the Company, subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (iii) the Company has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iv) the Company has not received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used in this Subscription Agreement, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

6. Subscriber Representations and Warranties. Each of the undersigned, severally and not jointly, represents and warrants to the Company that:

a. The undersigned is an “accredited investor” (within the meaning of Rule 501 of Regulation D under the Securities Act). Except to the extent that the undersigned will hold the Subscriber Securities as a nominee, the undersigned is acquiring the Subscriber Securities only for his, her or its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or issuance in connection with, any distribution thereof in violation of the Securities Act or the securities laws of any other jurisdiction. The undersigned satisfied the requirements set forth in Schedule A following the signature page hereto, and shall provide the requested information set forth on Schedule A. If the undersigned is an entity, the undersigned was not formed for the specific purpose of acquiring the Subscriber Securities.

b. The undersigned (i) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (ii) has exercised independent judgment in evaluating his, her or its participation in the subscription for and acceptance of the Subscriber Securities.

c. The undersigned acknowledges and agrees that the Subscriber Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscriber Securities have not been registered under the Securities Act. The undersigned understands that the Subscriber Securities may not be resold, transferred, pledged or otherwise disposed of by the undersigned other than (i) pursuant to an effective registration statement under the Securities Act, (ii) to the Company, or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book-entry positions representing the Shares being acquired by the Subscriber shall contain a legend to such effect, in the form set forth below, and that any certificates or book-entry positions representing the Warrants being acquired by the Subscriber shall contain a legend substantially in the form set forth in the Warrant Agreement. The undersigned acknowledges and agrees that the Subscriber Securities will not initially be eligible for resale pursuant to Rule 144 promulgated under the Securities Act. The undersigned understands and agrees that the Subscriber Securities will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the undersigned may not be able to readily resell, transfer, pledge or otherwise dispose of the Subscriber Securities and may be required to bear the financial risk of an investment in the Subscriber Securities for an indefinite period of time. The undersigned acknowledges and agrees that he, she or it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscriber Securities.

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (ii) TO THE COMPANY, OR (iii) PURSUANT TO ANOTHER APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF THE STATES AND OTHER JURISDICTIONS OF THE UNITED STATES.

d. The undersigned understands and agrees that the undersigned is subscribing and accepting Subscriber Securities directly issued from the Company. The undersigned further acknowledges that there have been no representations, warranties, covenants and agreements made to the undersigned by or on behalf of the Company, Amprius, or any of their respective officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Subscription Agreement.

e. Either (i) the undersigned is not a Benefit Plan Investor as contemplated by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or (ii) the undersigned’s subscription and acceptance and holding of the Subscriber Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

f. The undersigned acknowledges and agrees that the undersigned has received, and has had an adequate opportunity to review, such financial and other information as the undersigned deems necessary in order to make an investment decision with respect to the Subscriber Securities and the Company, and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the undersigned’s investment in the Subscriber Securities. Without limiting the generality of the foregoing, the undersigned acknowledges that he, she or it has reviewed the documents provided to the undersigned by the Company. The undersigned represents and agrees that the undersigned and the undersigned’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as the undersigned and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscriber Securities.

g. The undersigned became aware of this Offering of the Subscriber Securities solely by means of direct contact between the undersigned and the Company, Amprius or a representative of any of the foregoing, and the Subscriber Securities were offered to the undersigned solely by direct contact between the undersigned and the Company, Amprius or a representative of any of the foregoing. The undersigned did not become aware of this offering of the Subscriber Securities, nor were the Subscriber Securities offered to the undersigned, by any other means. The undersigned acknowledges that the Company represents and warrants that the Subscriber Securities (i) were not offered by any form of general solicitation or general advertising and (ii) to the knowledge of the undersigned, the Subscriber Securities are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

h. The undersigned acknowledges that he, she or it is aware that there are substantial risks incident to the purchase and ownership of the Subscriber Securities. The undersigned is able to fend for himself, herself or itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscriber Securities and has the ability to bear the economic risks of such investment in the Subscriber Securities and can afford a complete loss of such investment. The undersigned has sought such accounting, legal and tax advice as the undersigned has considered necessary to make an informed investment decision.

i. In making its decision to subscribe for and accept the Subscriber Securities, the undersigned has relied solely upon independent investigation made by the undersigned and the representations, warranties, covenants and agreements contained herein.

j. The undersigned understands and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering of the Subscriber Securities or made any findings or determination as to the fairness of this investment.

k. If the undersigned is not a natural person, the undersigned has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with the power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

l. The execution, delivery and performance by the undersigned of this Subscription Agreement are within the powers of the undersigned, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the undersigned is a party or by which the undersigned is bound, which, in each case, would reasonably be expected to have a material adverse effect on the legal authority of the undersigned to enter into and timely perform its obligations under this Subscription Agreement, and, if the undersigned is not a natural person, will not conflict with or violate any provisions of the undersigned’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms.

m. Neither the due diligence investigation conducted by the undersigned in connection with making its decision to acquire the Subscriber Securities nor any representations and warranties made by the undersigned herein shall modify, amend or affect the undersigned’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.

n. The undersigned is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The undersigned agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided, however, that the undersigned is permitted to do so under applicable law. If the undersigned is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the undersigned maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the undersigned maintains policies and procedures reasonably designed (a) for the screening of its investors against the OFAC sanctions programs, including the OFAC List, and (b) to ensure that the funds held by the undersigned and used to purchase the Subscriber Securities were legally derived.

o. As of the date of this Subscription Agreement, the undersigned does not have, and since May 12, 2022, the undersigned has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or Short Sale positions with respect to the securities of the Company. For purposes of this Subscription Agreement, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, in case the undersigned is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, the representation set forth above in this paragraph shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscriber Securities covered by this Subscription Agreement.

p. If the undersigned is a resident of Canada, the undersigned hereby declares, represents, warrants and agrees as set forth in the attached Schedule B.

q. The Subscriber acknowledges and agrees that the Company continues to review the SEC Guidance and its implications, including on the financial statements and other information included in its SEC Documents, and any restatement, revision or other modification of the SEC Documents relating to or arising from such review, any subsequent related agreements or other guidance from the Staff of the SEC shall be deemed not material for purposes of Section 5.i.

r. The Subscriber, when required to deliver payment to the Company pursuant to Section 2 above, will have sufficient funds to pay the Subscription Price and consummate the sale, purchase and issuance of the Subscriber Securities pursuant to this Subscription Agreement.

7. Additional Subscriber Agreement. The undersigned hereby agrees that, from the date of this Subscription Agreement and until the Subscription Closing, no person or entity, while acting in connection with this Transaction and on behalf of the undersigned or any of its controlled affiliates or pursuant to any understanding in connection with this Transaction with the undersigned or any of its controlled affiliates, will engage in any Short Sales with respect to securities of the Company. Solely for purposes of this paragraph, subject to the undersigned’s compliance with its obligations under the U.S. federal securities laws and the undersigned’s internal policies, the restrictions set forth above in this paragraph shall not apply to any employees, subsidiaries, desks, groups, or affiliates of the undersigned that are effectively walled off by appropriate “fire wall” information barriers approved by the undersigned’s legal or compliance department. Notwithstanding the foregoing, if the undersigned is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets, this Section 7 shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscriber Securities covered by this Subscription Agreement.

8. Registration Rights.

a. The Company agrees that, within thirty (30) calendar days after the consummation of the Transaction (the “Filing Deadline”), the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Subscriber Shares (including, for the avoidance of doubt, the Shares underlying the Warrants being acquired by the Subscriber, but not the Warrants themselves), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days (or 120 calendar days if the Commission notifies the Company that it will “review” the Registration Statement) following the Filing Deadline, and (ii) five (5) business days after the Company is notified in writing by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that if the Commission is closed for operations or otherwise operating at reduced capacity due to a government shutdown, the Effectiveness Date shall be extended by the same amount of days that the Commission remains closed for operations or at reduced capacity; provided, further, that the Company’s obligations to include the Subscriber Shares in the Registration Statement are contingent upon the undersigned furnishing in writing to the Company such information regarding the undersigned, the securities of the Company held by the undersigned and the intended method of disposition of the Subscriber Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested in writing by the Company to effect the registration of the Subscriber

Shares, and the undersigned shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the use of the Registration Statement as permitted hereunder; provided, further, however, that the undersigned shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscriber Shares. With respect to the information to be provided by the undersigned pursuant to this Section 8, the Company shall request such information at least two (2) business days prior to the anticipated initial filing date of the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of such shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of shares which is equal to the maximum number of shares as is permitted by the Commission. In such event, the number of shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders, and as promptly as practicable after being permitted to register additional shares under Rule 415 under the Securities Act, the Company shall file a new Registration Statement to register such shares (including the Subscriber Shares) not included in the initial Registration Statement and cause such Registration Statement to become effective as promptly as practicable consistent with the terms of this Section 8. In no event shall the undersigned be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the Commission or another regulatory agency; provided, however, that if the Commission requests that the undersigned be identified as a statutory underwriter in the Registration Statement, the undersigned will have an opportunity to withdraw from the Registration Statement, in which case the Company’s obligation to register the Subscriber Shares will be deemed satisfied. The Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until the earliest of (i) the date on which the Subscriber Shares subscribed for by the undersigned hereunder may be resold without volume or manner of sale limitations pursuant to Rule 144 promulgated under the Securities Act and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(2) (or Rule 144(i)(2), if applicable), (ii) the date on which all Subscriber Shares subscribed for by the undersigned hereunder have actually been sold or otherwise transferred and (iii) the date which is three (3) years after the Subscription Closing (the “Effectiveness Period”). For as long as the Registration Statement shall remain effective pursuant to the immediately preceding sentence, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Subscriber Shares pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the undersigned), as applicable, qualify the Subscriber Shares for listing on NYSE, Nasdaq or other applicable stock exchange on which the Shares are then listed, and update or amend the Registration Statement as necessary to include the Subscriber Shares. For purposes of clarification, any failure by the Company to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Company of its obligations to file or effect the Registration Statement set forth in this Section 8. The undersigned shall not be entitled to use the Registration Statement for an underwritten offering of Subscriber Shares and notwithstanding anything to the contrary in this Subscription Agreement, the Company shall not have any obligation to prepare any prospectus supplement, participate in any due diligence, execute any agreements or certificates or deliver legal opinions or obtain comfort letters in connection with any sales of the Subscriber Shares or any other shares under the Registration Statement. For purposes of this Section 8, “Subscriber Shares” shall mean, as of any date of determination, the Subscriber Shares acquired (or, with respect to the Shares underlying the Warrants, acquirable) by the undersigned pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to such Subscriber Shares by way of stock split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “undersigned” shall include any affiliate of the undersigned to which the rights under this Section 8 have been duly assigned.

b. In the case of the registration, qualification, exemption or compliance effected by the Company pursuant to this Subscription Agreement, the Company shall inform the undersigned as to the status of such registration, qualification, exemption and compliance. At its expense the Company shall:

i.	advise the undersigned within five (5) business days:

(1) of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

(2) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(3) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscriber Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(4) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising the undersigned of such events, provide the undersigned with any material, nonpublic information regarding the Company other than to the extent that providing notice to the undersigned of the occurrence of the events listed in (1) through (4) above constitutes material, nonpublic information regarding the Company;

ii.	use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

iii.

upon the occurrence of any event contemplated in Section 8.b.i(4) above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscriber Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

iv.	use its commercially reasonable efforts to cause all Subscriber Shares to be listed on each securities exchange or market, if any, on which the Shares have been listed;

v.	use its commercially reasonable efforts to file all reports and other materials required to be filed by the Exchange Act until the expiry of the Effectiveness Period; and

vi.

if in the opinion of counsel to the Company it is then permissible to remove the restrictive legend from the Subscriber Shares pursuant to Rule 144 under the Securities Act, then at Subscriber’s request, the Company will request its transfer agent to remove the legend set forth in Section 6.c above. In the event that the undersigned and its broker(s) provide any certifications requested by the Company or its counsel, the Company shall use its commercially reasonable efforts to have the legend removal referenced above apply to all shares held by the Subscriber in a single transaction.

c. Notwithstanding anything to the contrary in this Subscription Agreement, the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require any Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that (x) the Company may not delay or suspend the Registration Statement on more than two (2) occasions, for more than sixty (60) consecutive calendar days, or for more than ninety (90) total calendar days, in each case during any twelve-month period and (y) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the undersigned of such securities as soon as practicable thereafter. Upon receipt of any written notice from the Company of the happening of any Suspension Event (which notice shall not contain material non-public information other than to the extent that providing notice to the undersigned of the occurrence of the events listed in Section 8(b)(i)(1) through (4) above constitutes material, nonpublic information regarding the Company) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, each of the undersigned agrees that (i) the undersigned will immediately discontinue offers and sales of the Subscriber Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare during the Effectiveness Period) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that the undersigned may resume such offers and sales, and (ii) the undersigned will maintain the confidentiality of any information included in such written notice delivered by the Company except (A) for disclosure to the undersigned’s employees, agents and professional advisers, if any, who need to know such information and are obligated to keep it confidential, and (B) as otherwise required by law or subpoena. If so directed by the Company, the undersigned will deliver to the Company or, in the undersigned’s sole discretion destroy, all copies of the prospectus covering the Subscriber Shares in its possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscriber Shares shall not apply (i) to the extent the undersigned is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

d. Subscriber may deliver written notice (including via email) (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 8; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless and until subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice, and (ii) each time prior to Subscriber’s intended use of an effective registration statement, Subscriber will notify the Company, in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section8.d) and the related suspension period remains in effect, the Company will so notify Subscriber, within one (1) business day of Subscriber’s notification, by delivering to Subscriber a copy of such notice of Suspension Event that would have been provided, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability, and Subscriber shall comply with any restrictions on using such Registration Statement during such Suspension Event.

e. The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless the undersigned (to the extent a seller under the Registration Statement), the officers, directors and employees of each of them, and each person who controls the undersigned (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable and documented attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 7, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding such Subscriber furnished in writing to the Company by such Subscriber expressly for use therein or such Subscriber has omitted a material fact from such information provided, however, that the Company shall not be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Company in a timely manner (to the extent a prospectus was required to be delivered by Subscriber under applicable law), (C) as a result of offers or sales effected by or on behalf of any person by means of a free writing prospectus (as defined in Rule 405 of the Securities Act) that was not authorized in writing by the Company, or (D) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 8.e hereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscriber Shares by such Subscriber.

f. Each of the undersigned shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, and each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding such Subscriber furnished in writing to the Company by such Subscriber expressly for use therein. In no event shall the liability of any of the undersigned be greater in amount than the dollar amount of the net proceeds received by the undersigned upon the sale of the Subscriber Shares giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscriber Shares by such Subscriber.

g. Any person entitled to indemnification pursuant to this Section 8 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which he, she or it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (which consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement for which indemnification could be sought hereunder which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

h. If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, in lieu of indemnifying the indemnified party shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 8, any documented legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 8.h. shall be individual, not joint and several, and in no event shall the liability of the Subscriber hereunder be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Subscriber Shares giving rise to such indemnification or contribution obligation.

9. Termination. This Subscription Agreement shall terminate and be void and of no further force or effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such time as the Company notifies the undersigned or publicly discloses that the parties do not intend to consummate the Transaction, (b) such date and time as the Transaction Agreement is terminated in accordance with its terms without the Transaction being consummated, (c) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (d) if any of the conditions to the Subscription Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived on or prior to the Subscription Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Subscription Closing; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall promptly notify the undersigned of the termination of the Transaction Agreement after the termination of such agreement.

10. Trust Account Waiver. The undersigned acknowledges that the Company is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. The undersigned further acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated March 1, 2022 (the “Prospectus”) available at www.sec.gov, substantially all of the Company’s assets consist of the cash proceeds of the Company’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of the Company, its public stockholders and the underwriters of the Company’s initial public offering. For and in consideration of the Company entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably waives any and all right, title and interest, or any claim of any kind the undersigned has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account, in each case, as a result of, or arising out of, this Subscription Agreement; provided, that nothing in this Section 10 shall be deemed to limit the undersigned’s right, title, interest or claim to the Trust Account by virtue of the undersigned’s record or beneficial ownership of Shares, if any.

11. Miscellaneous.

a. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 11.a):

If to the Company, to it at:

Kensington Capital Acquisition Corp. IV

1400 Old Country Road, Suite 301

Westbury, NY 11590

Attention: Justin Mirro

Email: justin@kensington-cap.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

If to the undersigned, to the address or email address set forth for the undersigned on the signature page hereof.

b. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Closing.

c. If any term or other provision of this Subscription Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Subscription Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Subscription Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

d. This Subscription Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Subscription Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by the Company or the Subscriber, respectively, without the prior express written consent of the Subscriber, on the one hand, or the Company and Amprius on the other hand (the consent of Amprius not to be unreasonably withheld, conditioned or delayed), except that (i) this Subscription Agreement and any of the Subscriber’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as the Subscriber or by an “affiliate” (as defined in Rule 12b-2 under the Exchange Act) of such investment manager without the prior consent of the Company or Amprius and (ii) the Subscriber’s rights under Section 8 are deemed to be assigned to an assignee or transferee of the Subscriber Shares (or the Warrants which are exercisable for Subscriber Shares), provided, that such assignee will be deemed to have made each of the representations, warranties and covenants of the Subscriber set forth in Section 6 as of the date of such assignment and as of the Subscription Closing, and no such assignment by the Subscriber will relieve the Subscriber of its obligations under this Subscription Agreement and the Subscriber will remain secondarily liable under this Subscription Agreement for the obligations of the assignee hereunder.

e. This Subscription Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as otherwise expressly set forth in subsection (q) of this Section 11, nothing in this Subscription Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Subscription Agreement.

f. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Subscription Agreement shall be heard and determined exclusively in any Supreme Court of the State of New York; provided, however, that if jurisdiction is not then available in the Supreme Court of the State of New York, then any such legal action may be brought in any federal court located in the State of New York or any other New York state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Subscription Agreement brought by any party hereto, and (b) agree not to commence any action relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Subscription Agreement or the transactions contemplated hereby, (a) any claim that he, she or it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that he, she or it or his, her or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Subscription Agreement, or the subject matter hereof, may not be enforced in or by such courts.

g. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT SUCH PARTY AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.G.

h. The descriptive headings contained in this Subscription Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Subscription Agreement.

i. This Subscription Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

j. The parties hereto agree that irreparable damage would occur in the event any provision of this Subscription Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

k. Except as otherwise provided herein, all costs and expenses incurred in connection with this Subscription Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

l. This Subscription Agreement may be amended in writing by the parties hereto at any time prior to the Subscription Closing. This Subscription Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

m. At any time, the Company may (a) extend the time for the performance of any obligation or other act of the undersigned, (b) waive any inaccuracy in the representations and warranties of the undersigned contained herein or in any document delivered by the undersigned pursuant hereto and (c) waive compliance with any agreement of the undersigned or any condition to its own obligations contained herein. At any time, the undersigned may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

n. The language used in this Subscription Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

o. The Company shall, no later than 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission one or more Current Reports on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements. Notwithstanding anything in this Subscription Agreement to the contrary, each party hereto acknowledges and agrees that the undersigned, without the prior written consent of the Company, will not publicly make reference to the Company, Amprius or any of their affiliates, and the Company, without the prior written consent of the undersigned, will not, and will cause their representatives not to, publicly make reference to the undersigned or its affiliates, in each case (i) in connection with the Transaction or this Subscription Agreement (provided, that the undersigned may disclose its entry into this Subscription Agreement and the Subscription Price) or (ii) in any press release, promotional materials, media, or similar circumstances, or filings with the Commission or any regulatory agency or trading agency except, in each case, as required by law or regulation or at the request of the Staff of the Commission or regulatory agency or under the regulations of NYSE, including, in the case of the Company (a) as required by the federal securities law in connection with the Registration Statement, (b) the filing of this Subscription Agreement (or a form of this Subscription Agreement) with the Commission and (c) the filing of any amendment to its registration statement on Form S-4 initially filed on June 21, 2022, and related materials to be filed by the Company with respect to the Transaction (collectively, the “Proxy Statement”). Furthermore, the undersigned hereby consents to the disclosure with the Commission in connection with the execution and delivery of the Transaction Agreement and the Proxy Statement, to the extent required by the federal securities laws or the Commission or any other securities authorities, of the undersigned’s identity and beneficial ownership of the Subscriber Securities and the nature of the undersigned’s commitments, arrangements and understandings under and relating to this Subscription Agreement. The undersigned will promptly provide any information reasonably requested by the Company or Amprius for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission), in each case to the extent within the undersigned’s possession and control or otherwise readily available to the undersigned.

p. The Company may request from the undersigned such additional information as the Company may deem necessary to evaluate the eligibility of the undersigned to acquire the Subscriber Securities, and the undersigned shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

q. The undersigned acknowledges that the Company and Amprius will rely on the undersigned’s acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Amprius is a third-party beneficiary hereof and no consent, waiver, modification or amendment hereunder or hereof may be given of agreed to by the Company without Amprius’ consent (other than an assignment in accordance with clause (d)). The Company acknowledges that the undersigned will rely on the Company’s acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Subscription Closing, each of the parties agrees to promptly notify the other parties if (i) any of such party’s acknowledgments, understandings, agreements, representations and warranties (other than any such representations and warranties that are qualified by materiality) made herein are no longer accurate in any material respect or (ii) any of such party’s representations and warranties made herein that are qualified by materiality are no longer accurate in any respect. Each of the parties agrees that the purchase by the undersigned of Subscriber Securities from the Company and the issuance of the Subscriber Securities by the Company to the undersigned will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by such party as of the time of such subscription and/or purchase.

r. Each of the Company, Amprius and the undersigned is entitled to rely upon the acknowledgements, understandings, agreements, representations and warranties contained in this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof when required by law, regulatory authority, NYSE or Nasdaq, as applicable, to do so in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

12. Separate Obligations. The obligations of the Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and the Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under the Other Subscription Agreements. The decision of the Subscriber to purchase the Subscriber Securities pursuant to this Subscription Agreement has been made by the Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or Amprius or any of their subsidiaries which may have been made or given by any Other Subscriber or other investor or by any agent or employee of any Other Subscriber or other investor, and neither the

Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or other investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by the Subscriber or any Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber, on the one hand, and any Other Subscriber or other investor, on the other hand, as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and any Other Subscriber or other investor are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements; provided, that it is acknowledged that the Subscriber may be under common management with one or more Other Subscribers. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Subscriber Securities or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile (if applicable):

By:

Name:

Title:

Name in which securities are to be registered (if different):	Date: _______________, 2022

Investor’s EIN (if applicable):	Investor’s Social Security Number (if applicable):

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:__________________	Attn:__________________

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Number of PIPE Securities subscribed for (comprised of one Share and one Warrant):

Aggregate Subscription Amount: $	Price Per PIPE Security: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice.

IN WITNESS WHEREOF, Kensington Capital Acquisition Corp. IV has accepted this Subscription Agreement as of the date set forth below.

KENSINGTON CAPITAL ACQUISITION CORP. IV

By:

Name:

Title:

Date: ____________, 2022

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	ACCREDITED INVESTOR STATUS (FOR ENTITIES)

(Please check the applicable subparagraphs):

1.	☐ The Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) for one or more of the following reasons (Please check the applicable subparagraphs):

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose subscription/purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

Schedule A

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph and that is an institution; or

☐	Any entity in which all of the equity owners are accredited investors (Please check the applicable subparagraphs):

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

Schedule A

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

B.	ACCREDITED INVESTOR STATUS (FOR INDIVIDUALS)

1.

☐ The Subscriber is a natural person who is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) for one or more of the following reasons (Please check the applicable subparagraph(s)):

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than

Schedule A

as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

C.	AFFILIATE STATUS: The Investor:

is: ☐                    OR                     is not: ☐

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by the Investor.

Name of Investor:	State/Country of Formation or Domicile (if applicable):

By:

Name:

Title:

Schedule A

SCHEDULE B

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR (Canadian Investors Only)

1.	We hereby declare, represent and warrant that:

(a)

we are subscribing for the Subscriber Securities as principal for our own account, or are deemed to be subscribing for the Subscriber Securities as principal for our own account in accordance with applicable Canadian securities laws, and not as agent for the benefit of another investor;

(b)	we are residents in or subject to the laws of one of the provinces or territories of Canada;

(c)

we are entitled under applicable securities laws to subscribe and accept the Subscriber Securities without the benefit of a prospectus qualified under such securities laws and, without limiting the generality of the foregoing, are both:

a.

an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or section 73.3(2) of the Securities Act (Ontario) by virtue of satisfying the indicated criterion in Section 11 below, and we are not a person created or used solely to purchase or hold securities as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45-106; and

b.

a “permitted client” as defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations (“NI 31-103”) by virtue of satisfying the indicated criterion in Section 12 below.

(d)

we have received, reviewed and understood, this Subscription Agreement and certain disclosure materials relating to the placing of Subscriber Securities in Canada and, are basing our investment decision solely on this Subscription and the materials provided by the Company and not on any other information concerning the Company or the offering of the Subscriber Securities;

(e)

the acquisition of Subscriber Securities does not and will not contravene any applicable Canadian securities laws, rules or policies of the jurisdiction in which we are resident and does not trigger (i) any obligation to prepare and file a prospectus or similar document or (ii) any registration or other similar obligation on the part of any person;

(f)

we will execute and deliver within the applicable time periods all documentation as may be required by applicable Canadian securities laws to permit the subscription for the Subscriber Securities on the terms set forth herein and, if required by applicable Canadian securities laws, will execute, deliver and file or

Schedule B

assist the Company in obtaining and filing such reports, undertakings and other documents relating to the subscription for the Subscriber Securities as may be required by any applicable Canadian securities laws, securities regulator, stock exchange or other regulatory authority; and

(g)

neither we nor any party on whose behalf we are acting has been established, formed or incorporated solely to acquire or permit the subscription of Subscriber Securities without a prospectus in reliance on an exemption from the prospectus requirements of applicable Canadian securities laws.

2.

We are aware of the characteristics of the Subscriber Securities, the risks relating to an investment therein and agree that we must bear the economic risk of its investment in the Subscriber Securities. We understand that we will not be able to resell the Subscriber Securities (or any underlying shares) under applicable Canadian securities laws except in accordance with limited exemptions and compliance with other requirements of applicable law, and we (and not the Company) are responsible for compliance with applicable resale restrictions or hold periods and will comply with all relevant Canadian securities laws in connection with any resale of the Subscriber Securities (or any underlying shares).

3.

We hereby undertake to notify the Company immediately of any change to any declaration, representation, warranty or other information relating to us set forth herein which takes place prior to the closing of the subscription and acceptance of the Subscriber Securities applied for hereby.

4.

We understand and acknowledge that (i) the Company is not a reporting issuer in any province or territory in Canada and its securities are not listed on any stock exchange in Canada and there is currently no public market for the Subscriber Securities in Canada; and (ii) the Company currently has no intention of becoming a reporting issuer in Canada and the Company is not obligated to file and has no present intention of filing a prospectus with any securities regulatory authority in Canada to qualify the resale of the Subscriber Securities (or any underlying shares) to the public, or listing the Company’s securities on any stock exchange in Canada and thus the applicable restricted period or hold period may not commence and the Subscriber Securities (and any underlying shares) may be subject to an unlimited hold period or restricted period in Canada and in that case may only be sold pursuant to limited exemptions under applicable securities legislation.

5.	We confirm we have reviewed applicable resale restrictions under relevant Canadian legislation and regulations.

6.

It is acknowledged that we should consult our own legal and tax advisors with respect to the tax consequences of an investment in the Subscriber Securities in our particular circumstances and with respect to the eligibility of the Subscriber Securities for investment by us and resale restrictions under relevant Canadian legislation and regulations, and that we have not relied on the Company or Amprius or on the contents of the disclosure materials provided by the Company, for any legal, tax or financial advice.

Schedule B

7.

If we are a resident of Quebec, we acknowledge that it is our express wish that all documents evidencing or relating in any way to the sale of the Subscriber Securities be drawn in the English language only. Si nous sommes résidents de la province de Québec, nous reconnaissons par les présentes que c’est notre volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des engagements soient rédigés en anglais seulement.

8.

We understand and acknowledge that we are making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Company, Amprius and the agents in determining our eligibility to subscribe for the Subscriber Securities, including the availability of exemptions from the prospectus requirements of applicable Canadian securities laws in connection with the issuance of the Subscriber Securities.

9.

We consent to the collection, use and disclosure of certain personal information for the purposes of meeting legal, regulatory, self-regulatory, security and audit requirements (including any applicable tax, securities, money laundering or anti-terrorism legislation, rules or regulations) and as otherwise permitted or required by law, which disclosures may include disclosures to tax, securities or other regulatory or self-regulatory authorities in Canada and/or in foreign jurisdictions, if applicable, in connection with the regulatory oversight mandate of such authorities.

10.

If we are an individual resident in Canada, we acknowledge that: (A) the Company or the agents may be required to provide personal information pertaining to us as required to be disclosed in Schedule I of Form 45-106F1 Report of Exempt Distribution (“Form 45-106F1”) under NI 45-106 (including its name, email address, address, telephone number and the aggregate Subscription Price paid by the subscriber) (“personal information”) to the securities regulatory authority or regulator in the local jurisdiction (the “Regulator”); (B) the personal information is being collected indirectly by the Regulator under the authority granted to it in securities legislation; and (C) the personal information is being collected for the purposes of the administration and enforcement of the securities legislation; and by subscribing/purchasing the securities, we shall be deemed to have authorized such indirect collection of personal information by the Regulator. Questions about the indirect collection of information should be directed to the Regulator in the local jurisdiction, using the contact information set out below:

(a)	in Alberta, the Alberta Securities Commission, Suite 600, 250—5th Street SW, Calgary, Alberta T2P 0R4, Telephone: (403) 297-6454, toll free in Canada: 1-877-355-0585;

(b)

in British Columbia, the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, Inquiries: (604) 899-6581, toll free in Canada: 1-800-373-6393, Email: inquiries@bcsc.bc.ca;

Schedule B

(c)	in Manitoba, The Manitoba Securities Commission, 500—400 St. Mary Avenue, Winnipeg, Manitoba R3C 4K5, Telephone: (204) 945-2548, toll free in Manitoba 1-800-655-5244;

(d)

in New Brunswick, Financial and Consumer Services Commission (New Brunswick), 85 Charlotte Street, Suite 300, Saint John, New Brunswick E2L 2J2, Telephone: (506) 658-3060, toll free in Canada: 1-866-933-2222, Email: info@fcnb.ca;

(e)

in Newfoundland and Labrador, Government of Newfoundland and Labrador, Financial Services Regulation Division, P.O. Box 8700, Confederation Building, 2nd Floor, West Block, Prince Philip Drive, St. John’s, Newfoundland and Labrador, A1B 4J6, Attention: Director of Securities, Telephone: (709) 729-4189,

(f)

in the Northwest Territories, the Government of the Northwest Territories, Office of the Superintendent of Securities, P.O. Box 1320, Yellowknife, Northwest Territories X1A 2L9, Attention: Deputy Superintendent, Legal & Enforcement, Telephone: (867) 920-8984;

(g)	in Nova Scotia, the Nova Scotia Securities Commission, Suite 400, 5251 Duke Street, Duke Tower, P.O. Box 458, Halifax, Nova Scotia B3J 2P8, Telephone: (902) 424-7768;

(h)	in Nunavut, Government of Nunavut, Department of Justice, Legal Registries Division, P.O. Box 1000, Station 570, 1st Floor, Brown Building, Iqaluit, Nunavut X0A 0H0, Telephone: (867) 975-6590;

(i)

in Ontario, the Inquiries Officer at the Ontario Securities Commission, 20 Queen Street West, 22nd Floor, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8314, toll free in Canada: 1-877-785-1555, Email: exemptmarketfilings@osc.gov.on.ca;

(j)	in Prince Edward Island, the Prince Edward Island Securities Office, 95 Rochford Street, 4th Floor Shaw Building, P.O. Box 2000, Charlottetown, Prince Edward Island C1A 7N8, Telephone: (902) 368-4569;

(k)

in Québec, the Autorité des marchés financiers, 800, Square Victoria, 22e étage, C.P. 246, Tour de la Bourse, Montréal, Québec H4Z 1G3, Telephone: (514) 395-0337 or 1-877-525-0337, Email:financementdessocietes@lautorite.qc.ca (For corporate finance issuers), fonds_dinvestissement@lautorite.qc.ca (For investment fund issuers);

Schedule B

(l)	in Saskatchewan, the Financial and Consumer Affairs Authority of Saskatchewan, Suite 601—1919 Saskatchewan Drive, Regina, Saskatchewan S4P 4H2, Telephone: (306) 787-5879; and

(m)	in Yukon, Government of Yukon, Department of Community Services, Law Centre, 3rd Floor, 2130 Second Avenue, Whitehorse, Yukon Y1A 5H6, Telephone: (867) 667-5314.

11.

We hereby represent, warrant, covenant and certify that we are, or any party on whose behalf we are acting is, an “accredited investor” as defined in NI 45-106 or section 73.3(1) of the Securities Act (Ontario) by virtue of satisfying the indicated criterion below:

Please check the category that applies:

☐	a Canadian financial institution or a Schedule III bank of the Bank Act (Canada),

☐	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

☐

a subsidiary of any person or company referred to in paragraphs (a) or (b) if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

☐	a person or company registered under the securities legislation of a province or territory of Canada as an adviser or dealer, except as otherwise prescribed by the regulations,

[omitted]

(e.1)    [omitted]

☐

the Government of Canada, the government of a province or territory of Canada, or any Crown corporation, agency or wholly-owned entity of the Government of Canada or of the government of a province or territory of Canada,

☐

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec,

☐	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

☐ (i)

a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a province or territory of Canada,

[omitted]

Schedule B

☐ (j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$5,000,000,

[omitted]

[omitted]

☐	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,

☐	an investment fund that distributes or has distributed its securities only to a person that is or was an accredited investor at the time of the distribution,

a person that acquires or acquired securities in the circumstances referred to in sections 2.10 of NI 45-106 [Minimum amount investment], or 2.19 of NI 45-106 [Additional investment in investment funds], or a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 of NI 45-106 [Investment fund reinvestment],

☐

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

☐

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

☐

a person acting on behalf of a fully managed account[1] managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,

☐

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

☐	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (d) or paragraph (i) in form and function,

1.

A “fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction.

Schedule B

☐

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

☐	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser,

☐	a person that is recognized or designated by the Commission as an accredited investor,

☐

a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

12.	We hereby represent, warrant, covenant and certify that we are, or any party on whose behalf we are acting is, a “permitted client” by virtue of the criterion indicated below,

Please check the category that applies:

☐	(a)	a Canadian financial institution or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the ‘Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any person or company referred to in paragraph (a) or (b), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of the subsidiary;
☐	(d)	a person or company registered under the securities legislation of a jurisdiction of Canada as an adviser, investment dealer, mutual fund dealer or exempt market dealer;
☐	(e)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions or a pension commission or similar regulatory authority of a jurisdiction of Canada or a wholly-owned subsidiary of such a pension fund;
☐	(f)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e);
☐	(g)	the Government of Canada or a jurisdiction of Canada, or any Crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

Schedule B

☐	(i)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Quebec;

☐	(j)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a managed account managed by the trust company or trust corporation, as the case may be;

☐	(k)	a person or company acting on behalf of a managed account managed by person or company, if the person or company is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

☐	(l)	an investment fund if one or both of the following apply: (i) the fund is managed by a person or company registered as an investment fund manager under the securities legislation of a jurisdiction of Canada; (ii) the fund is advised by a person or company authorized to act as an adviser under the securities legislation of a jurisdiction of Canada;

☐	(m)	in respect of a dealer, a registered charity under the Income Tax Act (Canada) that obtains advice on the securities to be traded from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

☐	(n)	in respect of an adviser, a registered charity under the Income Tax Act (Canada) that is advised by an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

☐	(o)	a registered charity under the Income Tax Act (Canada) that obtains advice on the securities to be traded from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

☐	(p)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5 million;

☐	(q)	a person or company that is entirely owned by an individual or individuals referred to in paragraph (o), who holds the beneficial ownership interest in the person or company directly or through a trust, the trustee of which is a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction;

Schedule B

☐	(r)	a person or company, other than an individual or an investment fund, that has net assets of at least Cad$25,000,000 as shown on its most recently prepared financial statements; or

☐	(s)	a person or company that distributes securities of its own issue in Canada only to persons or companies referred to in paragraphs (a) through (r).

Schedule B

Exhibit 99.1

Kensington Capital Acquisition Corp. IV and Amprius Technologies Announce Final Exchange Ratio for Proposed Business Combination

WESTBURY, N.Y., Sep. 7, 2022 — Kensington Capital Acquisition Corp. IV (NYSE: KCAC.U) (“Kensington”) and Amprius Technologies, Inc. (“Amprius”) today announced that they have determined the exchange ratio to be approximately 1.45590 (the “Exchange Ratio”) as of the anticipated date for Closing (as defined below) in accordance with the terms of the Business Combination Agreement, dated as of May 11, 2022 (the “Business Combination Agreement”), among Kensington, Kensington Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Kensington, and Amprius, pursuant to which, among other things, Kensington and Amprius will enter into a business combination (the “Proposed Business Combination”). Capitalized terms used in this press release but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the closing of the Proposed Business Combination (the “Closing”), (1) each outstanding share of Amprius’ common stock will be cancelled and automatically converted into the right to receive approximately 1.45590 shares of Kensington common stock, par value $0.0001 per share, with each holder’s shares rounded down to the nearest whole number and (2) each outstanding option to purchase shares of Amprius’ common stock, whether vested or unvested, will be cancelled and automatically converted into an option to purchase a number of shares of Kensington common stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Amprius common stock subject to the option immediately prior to Closing, multiplied by (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such option immediately prior to Closing divided by (B) the Exchange Ratio.

The Exchange Ratio as of the anticipated date for Closing is lower than the assumed exchange ratio calculated in accordance with the Business Combination Agreement that was set out in the proxy statement/prospectus, dated September 1, 2022 (the “Proxy Statement/Prospectus”), that was filed by Kensington with the Securities and Exchange Commission (the “SEC”) and distributed to its shareholders.

About Amprius Technologies, Inc.

Amprius Technologies, Inc. is a leading manufacturer of high-energy and high-power lithium-ion batteries producing the industry’s highest energy density cells. The company’s corporate headquarters is in Fremont, California where it maintains an R&D lab and a pilot manufacturing facility for the fabrication of silicon nanowire anodes and cells.

For additional information, please visit amprius.com.

About Kensington Capital Acquisition Corp. IV

Kensington Capital Acquisition Corp. IV (NYSE: KCAC.U) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the automotive and automotive-related sector. Kensington’s management team of Justin Mirro, Dieter Zetsche, Bob Remenar, Simon Boag and Dan Huber is supported by a board of independent directors including Tom LaSorda, Nicole Nason, Anders Pettersson, Mitch Quain, Don Runkle, and Matt Simoncini.

Kensington’s units, subunits and warrants are currently trading on the New York Stock Exchange under the symbols “KCAC.U,” “KCA.U,” and “KCAC.WS,” respectively. Each “KCAC.U” unit contains one subunit and 1 warrant. Each “KCA.U” subunit contains one share of Kensington common stock and 1 warrant. A holder of the subunit will only be able to retain the 1 warrant underlying the subunit if the holder elects not to redeem the subunit in connection with the Business Combination. The subunits will not separate into shares of common stock and warrants until the consummation of the Business Combination.

For additional information, please visit autospac.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, each as amended, including Kensington’s or Amprius’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the timing and terms of the Proposed Business Combination, including the final Exchange Ratio. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Amprius’ and Kensington’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Amprius and Kensington. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the equity holders of Amprius or Kensington is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks related to the rollout of Amprius’ business and the timing of expected business milestones; the effects of competition on Amprius’ business; supply shortages in the materials necessary for the production of Amprius’ products; the termination of government clean energy and electric vehicle incentives or the reduction in government spending on vehicles powered by battery technology; delays in construction and operation of production facilities; the amount of redemption requests made by Kensington’s public equity holders; and the ability of Kensington or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, including Kensington’s final prospectus for its initial public offering filed with the SEC on March 2, 2022 and the Registration Statement (as defined below) filed in connection with the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Amprius or Kensington presently know or that Amprius and Kensington currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Amprius’ and Kensington’s expectations, plans or forecasts of future events and views as of the date of this press release. Amprius and Kensington anticipate that subsequent events and developments will cause Amprius’ and Kensington’s assessments to change. However, while Amprius and Kensington may elect to update these forward-looking statements at some point in the future, Amprius and Kensington specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Amprius’ or Kensington’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Amprius, Kensington, nor any of their respective affiliates have any obligation to update this press release other than as required by law.

Important Information and Where to Find It

This press release relates to the proposed transaction involving Kensington and Amprius. A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-265740) (as amended, the “Registration Statement”), filed with the SEC by Kensington. The Registration Statement includes a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of Kensington to vote on the Proposed Business Combination. Kensington also plans to file other documents and relevant materials with the

2

SEC regarding the Proposed Business Combination. The Registration Statement was declared effective by the SEC, and Kensington commenced mailing, on September 1, 2022, the Proxy Statement/Prospectus to the shareholders of Kensington as of the record date established for voting on the Proposed Business Combination. SECURITY HOLDERS OF AMPRIUS AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about Amprius and Kensington filed with the SEC through the website maintained by the SEC at http://www.sec.gov. The information contained on, or that may be accessed through the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Kensington and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kensington in connection with the Proposed Business Combination. Amprius and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Kensington’s executive officers and directors in the solicitation by reading Kensington’s final prospectus filed with the SEC on March 2, 2022, the Proxy Statement/Prospectus and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of Kensington’s participants in the solicitation, which may, in some cases, be different from those of Kensington’s shareholders generally, is set forth in the Proxy Statement/Prospectus.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or constitute a solicitation of any vote or approval in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Kensington, Amprius or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Contact:

Daniel Huber

Chief Financial Officer

dan@kensington-cap.com

(703) 674-6514

3